  EXHIBIT 17.1

June 29, 2016

To the Members of the Board of

Multimedia Platforms, Inc. (the "Company")

Sir/Madam:

This letter shall serve as notice that effective immediately, I hereby resign from my position as a Director of the Company. This resignation is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Sincerely,

/s/ Patrick Kolenik

Patrick Kolenik